UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 28, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-14749
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Rocky Mountain Chocolate Factory, Inc. 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, CO 81303

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
FORM 11-K

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and Committee
Rocky Mountain Chocolate Factory, Inc. 401(k) Plan
Durango, Colorado
We have audited the accompanying statements of net assets available for benefits of Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) as of February 28, 2009 and February 29, 2008, and the related statement of changes in net assets available for benefits for the year ended February 28, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2009 and February 29, 2008, and the changes in net assets available for benefits for the year ended February 28, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
Ehrhardt Keefe Steiner & Hottman PC
August 26, 2009
Denver, Colorado

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	February 28,	February 29,
	2009	2008
Assets
Investments, at fair value
Investments in common/collective trust	$776,157	$1,348,186
Mutual funds	1,020,005	1,592,635
Common stock	730,149	1,292,342
Participant loans	91,970	29,705

Total investments	2,618,281	4,262,868

Receivables
Employer contributions	35,441	40,890
Dividends receivable	11,303	9,168

Total assets	2,665,025	4,312,926

Liabilities
Excess contributions	4,182	6,429

Net assets available for benefits	$2,660,843	$4,306,497
The accompanying notes are an integral part of these statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
February 28,
2009
Investment income (loss)
Interest and dividends	$99,838
Net depreciation in fair value of investments	(1,408,251)
Total investment income (loss)	(1,308,413)

Contributions
Employer	35,441
Participants	206,219
Total contributions	241,660

Deductions from net assets:
Benefits paid to participants	576,510
Administrative expenses	360
Forfeitures	2,031

Total deductions	578,901

Total decrease	(1,645,654)

Net assets available for benefits
Beginning of year	4,306,497

End of year	$2,660,843
The accompanying notes are an integral part of these statements.

ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF PLAN
General
Rocky Mountain Chocolate Factory, Inc. 401(k) Plan (the “Plan”) became effective June 1, 1994. The following description provides only general information and participants should refer to the Plan document for more complete information.
The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan covers all eligible employees of Rocky Mountain Chocolate Factory, Inc. (the “Company”).
The Board of Directors of the Company administers the Plan. Wells Fargo Retirement Plan Services, Inc. (“Trustee”) serves as trustee, manages Plan assets, and maintains the Plan’s records. The Plan offers participants a variety of investment options, including mutual funds, common/collective trust and Company stock. Individual accounts are invested in the various investment options at the direction of the participants.
Eligibility
An employee becomes eligible to participate in the Plan as of March 1, June 1, September 1, or December 1 subsequent to the employee completing 1,000 hours of service during a twelve consecutive month period beginning on the date of hire and having attained age 21.
Contributions
Participants may elect to contribute a portion of compensation up to the Plan limits. A participant’s contribution made by salary deferral, which results in a reduction of taxable income to the participant, was limited by the Plan to $15,500 for fiscal 2009 in accordance with the Internal Revenue Code. If an eligible participant is 50 years of age or older, they may contribute up to $20,500. Participants may also add rollover contributions from other qualified plans.
During the plan year ended February 28, 2009 a total of $4,182 in employee contributions, in excess of amounts allowed by IRS nondiscrimination rules were made to the Plan by Plan participants.
The Plan provides for Company matching contributions equal to 25% of the participant contributions up to 6% of each employee’s annual compensation. Total matching contributions were $35,441 for the year ended February 28, 2009. The Company makes its matching contributions in a lump sum payment subsequent to the fiscal year end. These contributions are allocated directly to participants’ accounts.
Participants’ Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings or losses thereon. Allocations are based upon Plan earnings or losses thereon and account balances, as defined. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Vesting
Participants are 100% vested in their salary deferrals at all times and can withdraw their voluntary contributions from the Plan upon termination of employment. A participant becomes 100% vested in employer contributions after three years of continued service or upon the participant’s death, disability or attaining normal retirement age, and become 33% vested after year one, 67% vested after year two, and 100% vested after year three.
Forfeitures
Forfeitures of nonvested balances for terminated employees are used to reduce future Company contributions.
Payment of Benefits
In the case of death, disability or retirement, a participant’s benefits become payable as soon as administratively feasible. The Plan provides three payment options associated with the distribution of benefits: 1) lump-sum, 2) transfer of benefits to another qualified retirement plan and 3) periodic installments as defined in the Plan agreement. Upon termination for causes other than death, disability or retirement, participants may receive payment of their vested account in a lump sum payment or by rolling over the account. The Plan also allows for payment of benefits for financial hardship. A hardship distribution may be made to satisfy certain immediate and heavy financial needs that a participant may have. Benefit payments are recorded by the Plan when paid.
Administrative Expenses
The Company provides, at no cost to the Plan, certain administrative, accounting and legal services to the Plan and also pays the cost of certain outside services for the Plan. All transaction costs and certain Plan administrative expenses are paid for by the Plan.
Participant Loans
Participants may obtain loans in amounts up to the lesser of 50% of their vested balance or $50,000 for a period not to exceed 5 years unless the proceeds are used to acquire the participant’s principal residence. Loans used to acquire real estate that serves as the participant’s primary residence may, subject to the Administrator’s determination, be repaid over a period longer than five years. The loans bear interest at a rate determined at the inception of the loan. Interest rates ranged from 5.0% to 10.25% on outstanding loans at February 28, 2009. Loan principal and interest are repaid bi-weekly through payroll deductions and mature between March 2010 and November 2013.
NOTE 2 — SUMMARY OF ACCOUNTING POLICIES
The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America and in accordance with the Plan agreement. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.
Basis of Accounting
The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments in mutual funds and common stock are stated at fair value as determined by quoted market prices. Loans to participants are valued at the amortized principal amount, which approximates fair value. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds, based on the fair value of the underlying investments.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is a relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its common/collective fund. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment. No adjustment of the investment from fair value to contract value was made as the difference between contract value and fair value was not material at February 28, 2009 and February 29, 2008.
As of February 28, 2009 and February 29, 2008, the Plan was invested in the Wells Fargo Collective Stable Return Fund (“Stable Return Fund”). The Stable Return Fund is a common/collective trust that is held in the general account of Wells Fargo. The Stable Return Fund invests in fully benefit responsive guaranteed investment contracts.
The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying Statement of Changes in Net Assets Available for Benefits, and is determined as the difference between market value or contract value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or the year-end market value or contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest is recognized on the accrual method and dividends are recorded on the ex-dividend date.
Risk and Uncertainties
The Plan provides for various investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Additionally, some investments held by the Plan are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in securities of U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Concentration
At February 28, 2009 and February 29, 2008, approximately 28% and 30% respectively, of Plan assets were invested in Rocky Mountain Chocolate Factory, Inc. common stock. A significant change in the stock price would have a significant effect on the financial statements.
NOTE 3 — PLAN AMENDMENT AND INCOME TAX STATUS
The Plan is a qualified benefit plan under Section 401(a) of the Internal Revenue Code and, as such, is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. The Plan received its determination letter from the Internal Revenue Service on August 30, 2001.
The Plan has since been amended and although the restated Plan has not received a determination letter from the Internal Revenue Service, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
NOTE 4 — INVESTMENTS
Investments that individually represent 5% or more of the Plan’s net assets available for benefit at February 28 or 29:

	2009	2008
Investments in common/collective trust
Wells Fargo Stable Return Fund	$776,157	$1,348,186
Mutual funds
American Funds Growth Fund of America	171,516	366,584
American Funds Europacific Growth Fund	196,380	241,844
Common stock
Rocky Mountain Chocolate Factory, Inc.	730,149	1,292,342
During fiscal 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(1,408,251) as follows:

2009
Investments in common/collective trust	$37,868
Mutual funds	(753,053)
Common stock	(693,066)
NOTE 5 — RELATED-PARTY TRANSACTIONS
Certain Plan investments are shares of the Company and funds managed by the Trustee. As the Company is the sponsoring entity of the Plan, these transactions, as well as all related to the Trustee, qualify as party-in-interest transactions.
NOTE 6 — TERMINATION OF THE PLAN
While the Company has not expressed any intent to discontinue the Plan, they may, by action of the Board of Directors, terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the participants become fully vested in their accounts, and the Plan administrator is to distribute each participant’s interest to the participant or their beneficiary.

NOTE 7 — FAIR VALUE MEASUREMENTS
Effective March 1, 2008, the Plan adopted Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (SFAS No. 157) which establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of February 28, 2009.

Description	Level 1	Level 2	Level 3	Total
Investments in common/collective trust	$—	$776,157	$—	$776,157
Mutual funds	1,020,005	—	—	1,020,005
Common stock	730,149	—	—	730,149
Participant loans	—	—	91,970	91,970

Total	$1,750,154	$776,157	$91,970	$2,618,281
The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period ended February 28, 2009:

Participant Loans
Beginning balance	$29,705
Total gains or losses (realized/unrealized)
Included in earnings	—
Included in other comprehensive income	—
Purchases, issuances and settlements, net	62,265
Transfers in and/ or out of Level 3	—

Ending balance	$91,970

SUPPLEMENTAL SCHEDULE
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
February 28, 2009
EIN: 84-0910696
Plan No. 001

(a)	(b)	(c)	(e)
		Description of investment including maturity date, rate	Current
	Identity of issue, borrower, lessor, or similar party	of interest, collateral, par, or maturity value	value
*	Wells Fargo Stable Return Fund S	Common/collective trust	$776,157
*	Wells Fargo Advantage Small Cap Opportunities Fund	Mutual Fund	126,320
*	Wells Fargo Advantage Index Fund	Mutual Fund	108,508
*	Wells Fargo Advantage Moderate Balanced Fund	Mutual Fund	78,013
*	Wells Fargo Advantage Total Return Bond	Mutual Fund	101,764
*	Wells Fargo Advantage Dow Jones Target Today Fund	Mutual Fund	87
*	Wells Fargo Advantage Dow Jones Target 2010 Fund	Mutual Fund	55,035
*	Wells Fargo Advantage Dow Jones Target 2020 Fund	Mutual Fund	7,186
*	Wells Fargo Advantage Dow Jones Target 2030 Fund	Mutual Fund	25,708
*	Wells Fargo Advantage Dow Jones Target 2040 Fund	Mutual Fund	1,545
*	Wells Fargo Advantage Dow Jones Target 2050 Fund	Mutual Fund	181
	American Funds Growth Fund of America	Mutual Fund	171,516
	American Funds Europacific Growth Fund	Mutual Fund	196,380
	T. Rowe Price Mid Cap Value Fund	Mutual Fund	34,243
	Artisan Mid Cap Fund	Mutual Fund	16,043
	Van Kampen Comstock Fund	Mutual Fund	21,204
	American Beacon Large Cap Value Fund	Mutual Fund	62,304
	T. Rowe Price Emerging Markets Stock Fund	Mutual Fund	13,968
*	Rocky Mountain Chocolate Factory, Inc.	Common Stock	730,149
*	Participant loans	Participant loans – interest at 5.0% to 10.25%, maturing from March 2010 to November 2013, collateralized by participant account balances	91,970
	Total		$2,618,281

*	Column (a) indicates a party-in-interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. 401(k) PLAN
BY ROCKY MOUNTAIN CHOCOLATE FACTORY, INC. PLAN ADMINISTRATOR

Date: August 26, 2009	/s/ Bryan J. Merryman
Bryan J. Merryman, Chief Operating Officer, Chief
Financial Officer, Treasurer, Director and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description	Incorporated by Reference to

23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith.